Parallel Technologies, Inc.
                          1 Shuang Qiang Road, Jinzhou,
                    Dalian, People's Republic of China 116100


                                December 20, 2005


Babette Cooper
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE Mail Stop 3561
Washington, DC 20549-0306

                     Re:  Parallel Technologies, Inc.
                          Form 8-K
                          Filed December 13, 2005
                          File No. 0-19276

Dear Ms. Cooper:

      In response to your letter of comment dated December 19, 2005 with respect to the above-referenced Form 8-K, we represent as follows:

      o we acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in providing staff comments on the filing, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing;

      o we acknowledge that the staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

      o we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.



                                                Very truly yours,

                                                Parallel Technologies, Inc.

                                                By: /s/Wenbing Chris Wang
                                                    ---------------------
                                                Wenbing Chris Wang
                                                Chief Financial Officer